LAW OFFICE OF

JOHN W. MARTIN

5777 WEST CENTURY BOULEVARD, SUITE 1540

LOS ANGELES, CALIFORNIA 90045

TELEPHONE (310) 342-6800

TELECOPIER (310) 342-6808

July 31, 2007

Ms. Elaine Wolff, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re: American Mold Guard, Inc.

Registration Statement on Form S-3

Filed July 5, 2007

File No. 333-144365

Dear Ms. Wolff:

This letter responds to your comments set forth in a letter dated July 9, 2007 regarding the above-referenced registration statement (the “Registration Statement”) filed by American Mold Guard, Inc. (the “Company”). For ease of reference, your comments have been incorporated in this letter in bold type and precede our responses. If you have any questions regarding the responses to your comments, please feel free to contact me at the number indicated above.

General

1. We note that you have submitted an opinion regarding the legality of the proposed public offering by selling stockholders of up to 692,310 shares of the Company’s common stock, which consists of: (i) 230,770 shares of common stock issued in connection with several subscription agreements by and between the Company and the investors named therein; and (ii) 461,540 shares of common stock underlying Class A and Class B Warrants (“Warrant Shares”). Counsel opined that the Warrant Shares, when issued upon exercise of the Class A Warrants and the Class B Warrants (“Warrants”) and upon payment of the exercise price therefore in accordance with the terms of the Warrants, will be validly issued, fully paid, and non-assessable. We note that you have registered the class A and Class B Warrants, as well as the shares underlying the warrants. Counsel did not, however, opine that the warrants are binding obligations of American Mold Guard. Because warrants are essentially contractual obligations issued pursuant to a warrant agreement, counsel must opine that the warrant is a legal, binding obligation of the registrant.

Law Office of John W. Martin

Ms. Elaine Wolff, Branch Chief

United States Securities and Exchange Commission

July 31, 2007

Please file a revised legality opinion in which counsel opines that the warrants are “binding obligations” of the registrant under the state contract law governing the warrant agreement.

A revised opinion letter from our firm addressing the fact that the Warrants are legal contractual obligations of the Company has been attached as Exhibit 5.1 to Amendment No 1 to the Registration Statement.

Very truly yours,

/s/ John W. Martin
John W. Martin

Cc:	Ms. Angela McHale

Mr. Thomas Blakeley

Mr. Paul Bowman